UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report
December 18, 2014

CITY MEDIA, INC.
(Exact name of registrant as specified in its chart
er)

UTAH
(State or other jurisdiction of incorporation)

000-54754	26-1805170
(Commission File No.)	(IRS Employer ID)

5635 N. Scottsdale Road
Scottsdale, Arizona 85250
(Address of principal executive offices and Zip Code)

4685 S. Highland Drive, Suite 202
Salt Lake City, UT  84117
(Former Address of principal executive offices and Zip Code if change since last report)

(480) 725-9060
(Registrant's telephone number, including area code)

On November 18, 2014, we completed the performance of the material agreement we entered into on November 18, 2014 to sell 3,003,600 shares of our common stock to Weed Growth Fund, Inc., a Utah corporation, in consideration of $100,000.00. Further, $89,150 of said $100,000 was used utilized to extinguish all related party notes payable and accrued interest on such notes with the remaining funds to satisfy remaining outstanding debts. The shares were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act in that the transaction did not involve any public offering; the recipient received the same information that could be found in Part I of a Form S-1 registration statement, and the recipient is a sophisticated investor as that term is defined in releases issued by the Securities and Exchange Commission.

On November 17, 2014, Eric Miller was appointed to our board of directors and on November 18, 2014, Mr. Miller was appointed president and chief executive officer. Mr. Miller is currently has been president and a member of the board of directors of Weed Growth Fund, Inc., since September 15, 2014. Weed Growth Fund, Inc. is a Utah corporation and files reports with the Securities and Exchange Commission. Mr. Miller is an experienced businessman and securities professional with significant experience with public companies. Mr. Miller began his career in the brokerage industry in 1988 as a stockbroker. Mr. Miller founded Fair Market Value where he successfully took several companies public. Mr. Miller served as Vice President of Millionaire Magazine, in publication since 1967. Thereafter, Mr. Miller founded EJM Advisors where he helped public and private companies build brand recognition while maximizing online advertising revenue for some of the largest online streaming companies in America. Since 2011, Mr. Miller has served as Senior Representative of Institutional Sales for a brokerage firm.

On November 17, 2014, Jon McGee was appointed to our board of directors and November 18, 2014, Mr. McGee was appointed our treasurer and chief financial officer. Mr. McGee is a corporate attorney and certified public accountant with a wide range of business experience, including accounting, operations, corporate law, real estate and construction. Mr. McGee has acquired his diverse skill set through small to mid-size private businesses, a Fortune 500 company, and in private practice. Mr. McGee is licensed to practice law in Arizona, California and Utah.

On December 16, 2014, Patrick Bilton was appointed to our board of directors. From 1994 to 2009 Mr. Bilton was a part owner and general manager of Landscape Company located in Palm Beach Florida. Mr. Bilton sold the aforementioned entity in December 2009. Since 2010, Mr. Bilton has been project manager and maintenance manager of Wirtz Inc., located in New York, New York which is engaged in large scale landscape projects, including but not limited to hardscape, landscape, water features, irrigation, and lighting.

Messrs. Miller and McGee where appointed to the board of directors because of their experience in managing public companies. Mr. Bilton was appointed to the board of directors because of his experience with growing plants.

Currently, neither Mr. Miller nor Mr. McGee nor Mr. Bilton have been assigned to any committees.  Further, there currently are no material plans or arrangements, whether or not written, to which Messrs. Miller, McGee, or Bilton are parties.

On November 18, 2014, Travis Jenson resigned from our board of directors. Mr. Jenson did not have any disagreements with us on any matter relating to our operations, policies, or practices.

On November 18, 2014, Thomas Howells resigned as an officer and on December 1, 2014, Mr. Howells resigned as a director. Mr. Howells did not have any disagreements with us on any matter relating to our operations, policies, or practices.

On November 18, 2014, Kelly Trimble resigned as an officer and on December 1, 2014, Mr. Trimble resigned as a director. Mr. Trimble did not have any disagreements with us on any matter relating to our operations, policies, or practices.

 As a result of the foregoing, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, as amended, Eric Miller, Jon McGee and Patrick Bilton will replace Travis Jenson, Thomas Howells, and Kelly Trimble on the board of directors.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934, as amended, and regulation 14f-1 promulgated thereunder.

1.            We currently have one class of voting securities of the Company entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 11,971,600 shares of our common stock outstanding. Each share is entitled to one vote.

2.            Immediately prior to November 18, 2014, the foregoing, the following persons were officers, directors, and owners of 5% or more of our common:

	Number of Shares	Percentage of Ownership
Thomas Howells	1,423,750	15.88%
Kelly Trimble	2,771,875	30.91%
Travis Jenson	1,418,750	15.82%
Calvin Jones	1,640,625	18.29%
Jennifer Aguirre	1,000,000	11.15%

Immediately after November 18, 2014, the following reflects the ownership of our common stock by officers, directors and owners of 5% or more of our common stock:

Thomas Howells	175,000	1.46%
Kelly Trimble	275,000	2.29%
Eric Miller	0	0.00%
Jon McGee	0	0.00%
Patrick Bilton	0	0.00%
Weed Growth Fund, Inc. (1)	10,512,600	87.81%

(1)
Eric Miller is the president and a member of the board of directors of Weed Growth Fund, Inc. The source of the funds for the acquisition of the 3,003,600 shares of City Media, Inc. was from Weed Growth Fund, Inc.

4.            There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

5.            The transactions referred to herein occurred since the beginning of the fiscal year commencing October 1, 2013.

6.            None of our officers, directors or affiliates, or any owner of 5% or more of our common stock, or any associate of any such officer, director, affiliate, or security holder is a party adverse to us or has a material interest adverse to us. The Company has one subsidiary corporation, Charta Systems, Inc.

7.            The business experience of each officer and director-nominee during the past ten years is described previously. The business experience of our former officers and directors is as follows:

Thomas J. Howells, former president and director – Mr. Howells was our president from September 2010 until November 18, 2014 and a director from September 2010 until December 1, 2014. Mr. Howells graduated from Westminster College of Salt Lake City, Utah, with a Bachelor's degree in Business in 1994 and a Master of Business Administration in 2004. Mr. Howells has been an employee and the Secretary/Treasurer of Jenson Services, Inc. for 15 years, a consulting firm focusing primarily on general business consulting. Mr. Howells has served as an officer and director of a number of public companies and was the president and CEO of LipidViro Tech, Inc. until it became NAC Global Technologies, Inc. ("NACG") in June of 2014. Mr. Howells is a principal in Plattform Building Systems, Inc., a privately held company in the construction business specializing in precast composite structural floor systems.

Kelly Trimble, former secretary, treasurer, and director - Mr. Trimble was our secretary and treasurer from September 2010 until November 18, 2014 and a director from September 2010 until December 1, 2014. Mr. Trimble has been self-employed for the past 26 years during which time has been involved in personal investments in primarily development stage companies. Mr. Trimble also provides consulting services to companies, and is a principal in Plattform Building Systems, Inc., a privately held company in the construction business specializing in precast composite structural floor systems.

Travis T. Jenson – Mr. Jenson was a director from September 2010 until November 18, 2014. Mr. Jenson graduated with honors from Westminster College in 1995 with a B.S. degree. Since January of 1996, Mr. Jenson, was the president and a director of Jenson Services, Inc., a Utah corporation consulting firm focusing primarily on general business consulting until January of 2014. Additionally, Mr. Jenson has served on the board of a number of public companies. On June 25, 2013, Mr. Jenson resigned as the Principal Executive Officer and a director of TCX Calibur, Inc. (OTCBBB: TCXB), a Nevada corporation.

8.            We have not been a party to any transaction since October 1, 2013 nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of our common stock and any member of the immediate family of any of the foregoing other than as described above.

9.            None of the following have been or are currently indebted to us since October 1, 2013, the beginning of our last full fiscal year: any director or executive officer; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10.            Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish the Company with copies of all 16(a) Forms 3, 4 and 5 filed with the Securities and Exchange Commission pursuant to section 16(a) of the Securities Exchange Act of 1934.  Based on review, all officers, former officers, directors, and directors-nominees have have filed all Forms 3s, 4s, and 5s, required by the law as well as all Schedule 13-Ds.

11.            None of our officers, directors or director nominees, or owners of 10% or more of our common stock have had any of the relationships described in Item 404(b) of Reg. S-K.

12.            We do not have an audit committee. Accordingly all of the members of the board of directors constitute the audit committee. We do not have an audit committee financial expert.  The board of directors met on numerous occasions during the past twelve months which resulted in the transfer of control to the current owners as described above. All actions taken were taken without a meeting and a record of such were signed by all of the members of the board of directors.

13.            The following table sets forth the compensation paid to the Company's officers and directors during fiscal years ended September 30, 2014 and September 30, 2013. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options/SARs	Payouts	Compensation
Position (1)	Year	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Eric Miller	2014	0	0	0	0	0	0	0
President	2013	0	0	0	0	0	0	0
Director-Nominee

Jon McGee	2014	0	0	0	0	0	0	0
Secretary	2013	0	0	0	0	0	0	0
Director-Nominee

Patrick Bilton	2014	0	0	0	0	0	0	0
Director-Nominee	2013	0	0	0	0	0	0	0

Thomas Howells	2014	0	0	0	0	0	0	0
President (resigned)	2013	0	0	0	0	0	0	0
Director (resigned)

Kelly Trimble	2014	0	0	0	0	0	0	0
Sec/Treas (resigned)	2013	0	0	0	0	0	0	0
Director (resigned)
Travis T. Jenson	2014	0	0	0	0	0	0	0
Director (resigned)	2013	0	0	0	0	0	0	0

(1)            All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

We have not paid any compensation to any officers, directors, or director-nominees since the end of our last fiscal year end of September 30, 2014. We intend to establish salaries for its officers sometime in the next twelve months.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2014.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors

We do not intend to compensate our directors in their capacity as directors.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Utah.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and is therefore, unenforceable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 18th day of December 2014.

CITY MEDIA, INC.

BY:	ERIC MILLER____________________________________________________
Eric Miller, President